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                                                                      Exhibit 12





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                     LEHMAN BROTHERS INC. AND SUBSIDIARIES
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN MILLIONS)
                                  (UNAUDITED)

                                                                                                             For the
                                                                                                          Eight Months
                                                                                                              Ended
                                                        For the Year Ended December 31,                     August 31,
                                               ----------------------------------------------              ------------
                                                1989         1990         1991        1992          1993          1994
                                               ------       ------       ------      ------        ------        ------
Fixed charges:
  Interest expense:
    Subordinated indebtedness                 $  341       $  277       $  231      $  210        $  192         $  129
    Bank loans and other
      borrowings*                              4,325        3,753        4,068       4,363         4,393          3,760
    Interest component of rentals
      of office and equipment                     63           57           64          64            62             19
  Other adjustments**                            152           73           88         127           101             48
                                              ------       ------       ------      ------        ------         ------
    TOTAL (A)                                 $4,881       $4,160       $4,451      $4,764        $4,748         $3,956
                                              ======       ======       ======      ======        ======         ======
Earnings:
  Pre-tax income (loss) from
    continuing operations                     $  202       $ (501)      $  283      $  319        $ (146)        $    3
  Fixed charges                                4,881        4,160        4,451       4,764         4,748          3,956
  Other adjustments***                           (95)         (68)         (69)        (68)          (68)           (47)
                                              -------      ------       -------     -------       ------         ------
    TOTAL (B)                                 $4,988       $3,591       $4,665      $5,015        $4,534         $3,912
                                              ======       ======       ======      ======        ======         ======
(B / A)                                         1.02         ****         1.05        1.05          ****           ****

*      Includes amortization of long-term debt discount.

** Other adjustments include capitalized interest costs and amortization of capitalized interest and preferred stock dividends of a wholly owned subsidiary.

*** Other adjustments include adding the net loss of affiliates accounted for at equity whose debt is not guaranteed by the Company and subtracting capitalized interest costs and undistributed net income of affiliates accounted for at equity and preferred stock dividends of a wholly owned subsidiary.

**** Earnings were inadequate to cover fixed charges and would have had to increase approximately $569 million in 1990, $214 million in 1993 and $44 million in the first eight months of 1994 in order to cover the deficiency.